Exhibit 99.1

Volvo Deputy CEO Jorma Halonen to Retire

STOCKHOLM, Sweden--(BUSINESS WIRE)-- Regulatory News:

Jorma Halonen, Deputy CEO of Volvo (NASDAQ:VOLV) (STO:VOLVA) (STO:VOLVB) will retire on April 1, 2008. His duties in recent years have included responsibility for Volvo’s expansion in Asia.

”I have been considering my situation for some time and came to the conclusion that it is about time to slow my work pace. The past few years have been very intensive, involving many trips and time lags, which take their toll physically,” comments Jorma Halonen.

”Jorma has carried a heavy load and together with committed employees his accomplishments include the transaction with Nissan Diesel in Japan and now most recently the agreement with Eicher in India,” says Volvo CEO Leif Johansson. “Certainly, there is work remaining, which includes China, but we now have an organization in place that can handle these issues. Although Jorma will leave a void behind him, this can be a favorable time to pass the baton.” December 18, 2007

For reporters who want more information, please contact Mårten Wikforss, +46 31 66 11 27 or +46 705 59 11 49.

Visit http://www.thenewsmarket.com/volvogroup to access broadcast-standard video from Volvo Group. You can preview and request video, and choose to receive as a MPEG2 file or by Beta SP tape. Registration and video is free to the media.

AB Volvo (publ) may be required to disclose the information provided herein pursuant to the Securities Markets Act. The information was submitted for publication at 16.20 p.m. December 18, 2007.

The Volvo Group is one of the world’s leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 100,000 people, has production facilities in 19 countries and sells their products in more than 180 markets. Annual sales of the Volvo Group amount to about 27 billion euro. The Volvo Group is a publicly-held company headquartered in Göteborg, Sweden. Volvo shares are listed on OMX Nordic Exchange Stockholm.

This information was brought to you by Cision http://newsroom.cision.com

CONTACT:
The Volvo Group
Mårten Wikforss, +46 31 66 11 27
or +46 705 59 11 49